UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____January 12, 2004____________

Date

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on October 30, 2003 50,000 common shares of the Issuer were issued pursuant to the exercise of option at a price of $0.60; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of November, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on November 4, 2003 15,700 common shares of the Issuer were issued pursuant to the exercise of option at a price of $0.60; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of November, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on November 12, 2003 20,000 common shares of the Issuer were issued pursuant to a property transaction at a deemed price of $0.45; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 13th day of November, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 19, 2003

Item 3: Press Release

A Press release dated and issued November 19, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. reports further PGM values have now been intersected in numerous initial drill holes collared in the area lying between Dana North and Azen Creek.

Item 5: Full Description of Material Change

See attached News Release dated November 19, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 20, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

November 19, 2003

PACIFIC NORTH WEST CAPITAL CORP

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

MULTIPLE PGM MINERALIZED ZONES DISCOVERED OVER 6KM STRIKE LENGTH

RIVER VALLEY PROJECT, SUDBURY, ONTARIO

Pacific North West Capital Corp. (PFN) reports further PGM values have now been intersected in numerous initial drill holes collared in the area lying between Dana North, at the north end of the River Valley Property and Azen Creek a 6km strike length. Outstanding assays from Dana Lake and Banshee are also reported.

Recent results have confirmed PGM mineralization over 6km. This extends the area of potential economic mineralization. by 4km. New areas include MacDonald, Varley and Azen areas.  Drilling is expected to continue into February and will be concentrated in the new discovery areas at Varley and Azen and further southeast along the contact towards the Jackson Flats and Razor areas, which could potentially extend the mineralized contact to over 9 km of length.

A previously reported mineral resource prepared and reported in accordance with NI-43-101, outlined an Indicated Resource totaling 825,900 in situ oz  (Pt+Pd+Au), and an Inferred Resource totaling 200,600 in situ  oz (Pt+Pd+Au) from the Dana Lake and Lismer’s Ridge areas.  A significant portion of the 2003 drill program has been focused on expanding the known resources in these two areas

The Company, in conjunction with Anglo Platinum, is now revising the current reported mineral resources with the objective of incorporating assay data from as many of the 2003 drill holes as possible.

The Qualified Person for this release is Peter Dasler, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

DANA LAKE

Drill Hole	From	To	Int	Int	Au	Pt	Pd	PGM
	m	M	m	ft	ppb	ppb	ppb	g/t

DL-152	183	193	10.0	32.81	11	366	850	1.23
incl.	186	187	1.0	3.28	25	1530	2542	4.10
incl.	192	193	1.0	3.28	20	950	3484	4.45
	292	381	89.0	292.01	43	283	680	1.01
incl.	293	324	31.0	101.71	71	523	1549	2.14
incl.	293	310	17.0	55.78	112	832	2516	3.46
incl.	293	303	10.0	32.81	147	1230	3745	5.12
incl.	295	301	6.0	19.69	201	1702	5188	7.09
incl.	295	298	3.0	9.84	239	1980	5969	8.19
incl.	295	296	1.0	3.28	358	2760	7203	10.32
	419	486	67.0	219.83	46	301	989	1.34
incl.	420	448	28.0	91.87	55	411	1377	1.84
incl.	420	431	11.0	36.09	69	605	2075	2.75
incl.	436	445	9.0	29.53	58	417	1353	1.83
incl.	420	426	6.0	19.69	68	913	3079	4.06
incl.	424	425	1.0	3.28	159	2260	8639	11.06
incl.	444	445	1.0	3.28	60	1070	4297	5.43

BANSHEE LAKE

BL-19
incl.	136	143	7.0	22.967	41	601	1364	2.01
incl.	138	139	1.0	3.281	96	1460	3076	4.63
incl.	140	143	3.0	9.843	47	632	1665	2.34

MACDONALD ZONE

MD-1	3.4	28	24.6	80.71	48	173	340	0.56
incl.	13	15	2.0	6.56	118	442	619	1.18
MD-1	85	102	17.0	55.78	68	279	687	1.04
incl.	95	102	7.0	22.97	95	338	799	1.23

MD-2	Anomalous

MD-3	47	71	24.0	79	12	42	76	0.13
incl.	59	61	2.0	7	32	111	174	0.32

MD-4	Anomalous

MD-5	108	138	30.0	98	13	77	232	0.32
incl.	133	134	1.0	3	25	261	2273	2.56
MD-5	162	164	2.0	7	46	863	1448	2.36

MD-6	93	128	35.0	115	18	110	225	0.35
incl.	97	98	1.0	3	120	987	3086	4.19
incl.	111	113	2.0	7	32	431	385	0.85

AZEN  CREEK

Drill Hole	From	To	Int	Int	Au	Pt	Pd	PGM
	m	M	m	ft	ppb	ppb	ppb	g/t

AZ-01	38	45	7.0	22.97	34	190	666	0.89
AZ-01	56	60	4.0	13.12	44	184	415	0.64
AZ-01	78	100.8	22.8	74.81	30	142	437	0.61
incl.	88	90	2.0	6.56	80	497	1557	2.13
incl.	94	100.8	6.8	22.31	36	173	543	0.75

AZ-03	61	65	4.0	13.12	44	149	409	0.60
AZ-03	100	102	2.0	6.56	55	206	876	1.14
AZ-03	145	156	11.0	36.09	20	130	356	0.51
AZ-03	176	195	19.0	62.34	22	99	298	0.42

AZ-04	40	54	14.0	45.93	39	163	515	0.72
incl.	40	47	7.0	22.97	58	232	713	1.00
incl.	40	45	5.0	16.41	74	299	894	1.27
AZ-04	113	125	12.0	39.37	40	182	591	0.81
incl.	117	125	8.0	26.25	45	222	706	0.97
incl.	117	119	2.0	6.56	79	394	1295	1.77
incl.	124	125	1.0	3.28	128	559	1798	2.49
AZ-04	144	152	8.0	26.25	38	234	821	1.09
incl.	144	148	4.0	13.12	55	347	1239	1.64

AZ-06	45	55	10.0	32.81	23	97	243	0.36

AZ-07	234.4	244	9.6	31.5	25	127	449	0.60
incl.	234.4	236	1.6	5.25	65	248	924	1.24
incl.	235.4	236	0.6	1.97	131	470	1864	2.47
incl.	240	241	1.0	3.28	31	238	963	1.23

AZ-08	73	95	22.0	72.18	46	92	279	0.42
incl.	89	95	6.0	19.69	38	199	657	0.89
incl.	90	94	4.0	13.12	45	231	773	1.05
incl.	73	74	1.0	3.28	38	241	808	1.09
incl.	77	78	1.0	3.28	635	116	424	1.18
	133	143	10.0	32.81	32	521	1068	1.62

The discovery of mineralization within each of the new zones is consistent with the geological target defined in the Dana Lake/Lismer’s Ridge area. The PGM mineralization is associated with sulphide minerals mainly within the  marginal breccia unit of the River Valley Intrusive. Additional drill testing will be required to establish the extent of each zone tested to date.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited “Anglo Platinum”, the world’s largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum is funding a $5.3 million Phase 5 drilling program in 2003 on River Valley and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. Lonmin is presently funding a US $920,000 exploration program. Total exploration commitments by major companies on PFN's projects in 2003 amount to CDN $6.8 million dollars. PFN is the operator of all three projects

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on November 17, 2003 10,000 common shares of the Issuer were issued pursuant to the exercise of stock option; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 21st day of November, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 26, 2003

Item 3: Press Release

A Press release dated and issued November 26, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to report that Peter Dasler, M.Sc, P.Geo, has been appointed VP Business Development.

Item 5: Full Description of Material Change

See attached News Release dated November 26, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 26, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

November 26, 2003

PACIFIC NORTH WEST CAPITAL CORP

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

PACIFIC NORTH WEST CAPITAL CORP. APPOINTS NEW VP BUSINESS DEVELOPMENT

Pacific North West Capital.Corp (PFN) is pleased to report that Peter Dasler has been appointed VP Business Development. Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology.  Mr. Dasler has 29 years experience as an exploration geologist, with additional experience as mine development geologist and mine manager. Since 1984 Mr Dasler has been based in Vancouver, B.C. and has operated as project manager and consultant for a number of junior and senior mining companies in Canada, the USA, and Central and South America.

Mr. Dasler replaces Mr. John Royall, P.Eng. who has retired, as VP Business Development. PFN wishes to thank Mr. Royall for his enormous contribution to the Company over the past 8 years, Mr. Royall will continue to advise the Company as a Business Consultant.

PFN also wished to acknowledge the important contribution of Mr. Scott Jobin-Bevans as Vice President Exploration over the past year. Mr. Jobin-Bevans will continue to play an integral role within the Company, and will focus exclusively on the further development of the River Valley Project as Senior Project Manager.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited “Anglo Platinum”, the world’s largest primary producer of platinum) and the Agnew Lake Project, currently under option Anglo Platinum.  Anglo Platinum is funding a $5.3 million phase 5 drilling program in 2003 on River Valley and may earn a 65% interest by funding it through to production..  In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. Lonmin is presently funding a US $920,000 exploration program. Total exploration commitments by major companies on PFN's projects in 2003 amount to CDN $6.8 million dollars. PFN is the operator of all three projects

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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